Exhibit 99.1
CP SHIPS ANNOUNCES COMPLETION OF SENIOR SUBORDINATED CONVERTIBLE NOTE OFFER
AND CONSENT SOLICITATION
GATWICK, UK (19th December 2005) — CP Ships Limited today announced that it has accepted for payment a total of approximately US $198.9 million aggregate principal amount of its 4% Senior Subordinated Convertible Notes due 2024, representing approximately 99% of the outstanding Notes. The Notes were tendered pursuant to CP Ships’ previously announced cash tender offer to purchase any and all of its outstanding Notes. The offer expired at 5:00 p.m. (New York time) on 14th December 2005 and all rights of withdrawal with respect to tendered Notes expired at 5:00 p.m. (New York time) on 16th December 2005. All Notes purchased by CP Ships will be retired. After giving effect to the purchase and retirement of Notes tendered to the offer, US $1,121,000 aggregate principal amount of Notes will be held by holders of Notes, and no Notes will be held by CP Ships.
CP Ships also announced today that it has successfully completed its consent solicitation relating to the Notes, which was conducted in conjunction with CP Ships’ offer to purchase the Notes. Accordingly, CP Ships and The Bank of New York, as trustee, have executed a supplemental indenture to the indenture governing the Notes, the effect of which is to eliminate certain reporting obligations and restrictive covenants as well as certain events of default and related provisions contained in the indenture. The consent solicitation expired at 5:00 pm (New York time) on 16th December 2005
In accordance with the terms of the tender offer, CP Ships expects to pay The Bank of New York, on behalf of holders who validly tendered (and did not validly withdraw) Notes to the offer prior to the offer expiry time, an aggregate of approximately US $203 million on 19th December 2005, representing the US $198.9 aggregate principal amount of Notes tendered, plus accrued and unpaid interest to, but not including, the payment date under the offer. On 19th December 2005, CP Ships will also pay, in accordance with the terms of the consent solicitation, The Bank of New York, on behalf of holders of Notes, US $2.50 for each US $1,000 principal amount of Notes in respect of which consents were validly delivered and not validly revoked prior to the consent solicitation expiry time.
This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of securities or consents with respect to any securities. Holders of Notes who did not tender under the offer continue to hold their Notes, as amended pursuant to the amendments described above. The Notes are expected to be de-listed from PORTAL, effective 20th December, 2005.

1/2

In connection with the previously announced acquisition of CP Ships by TUI AG, it is anticipated that TUI will acquire all remaining CP Ships common shares on 20th December 2005 pursuant to the amalgamation of CP Ships and Ship Acquisition Inc, a wholly-owned subsidiary of TUI, on such date.
As previously announced, upon the amalgamation of CP Ships and Ship Acquisition Inc., CP Ships (as the corporation resulting from the amalgamation) will satisfy its obligation to deliver shares upon the conversion of the Notes by delivery of redeemable special shares of CP Ships. CP Ships expects to redeem any redeemable special shares issued upon such conversion immediately following their issuance for US $21.50 per share.
About CP Ships
CP Ships, a subsidiary of TUI AG, provides international container transportation in four key regional markets: TransAtlantic, Australasia, Latin America and Asia with 38 services in 21 trade lanes. As of 30th September 2005 its vessel fleet was 80 ships and its container fleet 432,000 teu. Volume in 2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals which operates one of Canada’s largest marine container terminal facilities. TUI expects to complete its acquisition of 100% of CP Ships on 20th December 2005, at which time CP Ships is expected to delist from the Toronto and New York stock exchanges. TUI plans to integrate CP Ships into its other shipping subsidiary Hapag-Lloyd to create the world’s fifth-largest container shipping company.
Forward Looking Information
This press release contains certain forward-looking information and statements within the meaning of applicable securities laws. Forward-looking information contains statements with words such as “anticipate,” “expect,” “intend,” or similar words suggesting future outcomes or statements regarding CP Ships’ expectations, plans or intentions.
These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Although CP Ships believes it has a reasonable basis for making the forecasts or projections included herein, you are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contributes to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies.
The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in filings with securities regulators. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.
CONTACT
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

2/2